# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0001056213
Persons authorized to receive notices and communications: K. Niles Bryant, c/o Getty Investments L.L.C., 5390 Kietzke Lane, Suite 202, Reno, Nevada (NV), 89511, 775-412-4300; Jeremiah J. Sullivan, Esq., c/o Sutton Place Investments, 101 Huntington Avenue, Suite 2100, Boston, Massachusetts (MA), 02199-7669, 617-217-3500

## Reporting persons
- Getty Investments L.L.C. (CIK 0001056213): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 178,026,504; sole dispositive power 0; shared dispositive power 178,026,504; aggregate amount beneficially owned 178,026,504 (42.3% of the class)
- Cheyne Walk Master Fund 2 LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 178,026,504; sole dispositive power 0; shared dispositive power 178,026,504; aggregate amount beneficially owned 178,026,504 (42.3% of the class)
- Cheyne Walk Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 178,026,504; sole dispositive power 0; shared dispositive power 178,026,504; aggregate amount beneficially owned 178,026,504 (42.3% of the class)
- The October 1993 Trust: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,089,413; sole dispositive power 0; shared dispositive power 5,089,413; aggregate amount beneficially owned 5,089,413 (1.2% of the class)
- Mark Getty: type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); member of a group; source of funds: other (OO); sole voting power 7,794,004; shared voting power 183,580,002; sole dispositive power 7,794,004; shared dispositive power 183,580,002; aggregate amount beneficially owned 191,374,006 (45.5% of the class)
- The Options Settlement: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 464,085; sole dispositive power 0; shared dispositive power 464,085; aggregate amount beneficially owned 464,085 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D, filed with the SEC by the Reporting Persons on September 6, 2022 (the "Original Statement"), as amended by Amendment No. 1 to Schedule 13D, filed with the SEC by the Reporting Persons on January 6, 2025 ("Amendment No. 1" and together with the Original Statement, the "Existing Statement"; and the Existing Statement, as amended by this Amendment, this "Statement"), with respect to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer").

Share calculations are based on 421,018,476 shares of Class A Common Stock, of the Issuer as of August 6, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 10, 2026, as amended.

The Items below amend the information disclosed under the corresponding Items of the Existing Statement as described below. This Amendment also discloses the formation of a "group" within the meaning of Section 13(d)(3) of the Act with KED Icon Holdings, LLC ("KED"). The Reporting Persons and KED are individually filing pursuant to Rule 13d-1(k)(2) under the Act. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement. Capitalized terms used herein without definition shall have the meaning set forth in the Existing Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Existing Statement is hereby amended and supplemented as follows:

This Amendment discloses the formation of a "group" within the meaning of Section 13(d)(3) of the Act with KED. With respect to Item 2 information regarding KED, such information is reported in their individual Schedule 13D filing.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Statement is hereby amended and supplemented as follows:

On July 21, 2026, the Issuer publicly disclosed that it was evaluating strategic financing alternatives and balance sheet management initiatives related to its capital structure, liquidity position, and financial outlook, and had engaged Guggenheim Securities, LLC as its financial advisor in connection therewith. In connection with the foregoing, the Reporting Persons have from time to time engaged in, and intend to continue to engage in, discussions regarding the Issuer's strategic and liquidity alternatives and potential capital solutions available to the Issuer with the Issuer and with other current or prospective holders of the Issuer's debt securities or other indebtedness, sources of credit and other third parties.

In connection with such discussions, effective as of August 25, 2026, the Reporting Persons and KED acknowledged the formation of a "group" within the meaning of Section 13(d)(3) of the Act (KED and the Reporting Persons, collectively, the "Proposed Transaction Group") with respect to any such alternatives and potentially providing capital solutions (subject to agreements with certain stakeholders). Accordingly, activities discussed in this Item 4 may be undertaken by the Proposed Transaction Group. Either the Reporting Persons or KED may cease to participate in the Proposed Transaction Group at any time upon notice to the other. The Reporting Persons are not, and do not intend to become, joint filers with KED, and the Joint Filing Agreement, dated September 6, 2022, a copy of which was filed with the Original Statement as an exhibit, remains in effect solely among the Reporting Persons. The Reporting Persons and KED are individually filing Schedule 13D filings pursuant to Rule 13d-1(k)(2) under the Act. Except with respect to the Proposed Transaction Group, nothing herein shall be construed as an admission that the Reporting Persons are, or have become, members of a "group" (within the meaning of Section 13(d)(3) of the Act).

The Reporting Persons or their affiliates may participate in any transaction resulting from the Issuer's evaluation, and certain of the capital solutions under consideration, if pursued, could relate to or result in one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may consider and negotiate potential agreements with respect to or relating to, among other things, the foregoing matters.

The Reporting Persons have not determined to pursue any particular course of action, and there can be no assurance that the Reporting Persons will pursue any capital solution or that any transaction will result. The Reporting Persons are under no obligation to pursue any capital solution and may discontinue their engagement in discussions at any time and for any reason. Nothing in this Item 4 constitutes an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time formulate plans or proposals, negotiate agreements with respect to such plans or proposals, and take such actions with respect to their investment as they deem appropriate, depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, management or other stakeholders, conditions in the securities markets and general economic and industry conditions. The Reporting Persons undertake no obligation to make any additional disclosure, except to the extent required by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment discloses the formation of a "group" within the meaning of Section 13(d)(3) of the Act with KED. For a description of the relationship among the Proposed Transaction Group, see Item 4. The Reporting Persons and KED collectively beneficially own 306,633,252 shares of Class A Common Stock. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the shares of Class A Common Stock held by KED. With respect to Item 5 information regarding KED, such information is reported in their individual Schedule 13D filing. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any Schedule 13D filings by KED.

Item 5(a) of the Existing Statement is hereby amended and supplemented as follows: See the cover page of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Existing Statement is hereby amended and supplemented as follows: Mr. Getty has shared voting power over (i) the 178,026,504 shares of Class A Common Stock held by Getty Investments through his position as a director of Getty Investments and (ii) the 5,089,413 and 464,085 shares of Class A Common Stock held by the October 1993 Trust and the Options Settlement, respectively, by virtue of his indirect ownership in such entities.
Transactions in the class effected during the past sixty days: Item 5(c) of the Existing Statement is hereby amended and supplemented as follows: Except as described in this Amendment, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Existing Statement is hereby amended and supplemented as follows: Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Existing Statement is hereby amended and supplemented as follows: The responses to Item 4 of this Amendment are incorporated into this Item 6 by reference.

## Signatures
- Getty Investments L.L.C.: /s/ K. Niles Bryant, Officer (08/26/2026)
- Cheyne Walk Master Fund 2 LP: /s/ K. Niles Bryant, By: Sutton Place GP LLC, as general partner, K. Niles Bryant, Chief Investment Officer (08/26/2026)
- Cheyne Walk Trust: /s/ K. Niles Bryant, By: Remainderman Ltd., its trustee, K. Niles Bryant, Chief Investment Officer (08/26/2026)
- The October 1993 Trust: /s/ Zoe Anderson, By: Summit Trust Jersey Limited, as trustee, Zoe Anderson, Director (08/26/2026)
- The October 1993 Trust: /s/ Alastair Worthy, By: Summit Trust Jersey Limited, as trustee, Alastair Worthy, Client Director (08/26/2026)
- Mark Getty: /s/ Mark Getty, Mark Getty (08/26/2026)
- The Options Settlement: /s/ Zoe Anderson, By: Summit Trust Jersey Limited, as trustee, Zoe Anderson, Director (08/26/2026)
- The Options Settlement: /s/ Alastair Worthy, By: Summit Trust Jersey Limited, as trustee, Alastair Worthy, Client Director (08/26/2026)